## Contact

zack@sharkwheel.com

www.linkedin.com/in/zack-fleishman-87869320 (LinkedIn)
www.sharkwheel.com (Company)

## Top Skills

Public Speaking
Public Relations
Event Management

## Patents

Shark Wheel
Farm Irrigation Wheel

# Zack Fleishman

CEO at Shark Wheel & Shark Wheel Agriculture
Mission Viejo, California, United States

## Summary

The Shark Wheel is the reinvention of the wheel and has been featured on the Discovery Channel for reinventing the wheel and on the season finale of Shark Tank (Season 6). It is the only sine wave wheel ever sold.

-Partnered with Bridgestone-Firestone and Reinke in agriculture
-Partnered with the PGA Tour for golf bags
-Partnered with Samsonite for luggage

Two years of scientific testing at San Diego State University, Mechanical Engineering Department and various other labs and real-world testing has proven significant advantages in friction, load capacity, longevity and off-road ability.

Shark Wheel's latest launch is an irrigation wheel for agriculture. After 4 years of R&D and testing and funded by the National Science Foundation, the Shark Wheel has created a best-in-industry solution that is airless. The #1 issue in the industry is rutting and the Shark Wheel SWIFT has the least rutting across all pneumatic and non-pneumatic tire solutions.

Shark Wheels are in store at Walmart locations around the United States. There is a pipeline of consumer products in late stage development. In industrial applications, Shark Wheels are used by many Fortune 500 companies. Signed deals for Shark Wheels to be on various products include:

• US Military
• NFL
• NBA
• MLB
• NHL
• PGA Tour
• 150 Universities

• Olympics
• Samsonite
• Harley Davidson

Scientifically proven advantages include: 57% less rolling resistance, improved off-road performance, 50% increased longevity, less shock to the operator/rider. The patented Shark Wheel is a perfect fit for most any type of vehicle for transportation. Shark Wheel is currently in the market or in late-stage development in:

-Skateboarding
-Roller Skating
-Scooters
-Luggage
-Central Pivot Irrigation
-Pallet Jacks
-Forklifts
-Printing
-Casters-Medical
-Casters-Industrial
-Wheelchairs
-Hospital Beds
-Ambulance Stretchers
-Lawn/Garden Equipment
-Golf Cases
-Backpacks

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## Experience

Shark Wheel Agriculture
CEO at Shark Wheel Agriculture
February 2020 - Present (5 years 7 months)

Shark Wheel
13 years 5 months

CEO at Shark Wheel
November 2021 - Present (3 years 10 months)
United States

Shark Wheel COO

May 2014 - Present (11 years 4 months)
Lake Forest, California, United States

Chief Operating Officer
April 2012 - Present (13 years 5 months)
Los Angeles

Chief Operating Officer at Shark Wheel.
Contact Zack@SharkWheel.com with any inquires.

The Shark Wheel is a revolutionary design based on the scientific discoveries
of its inventor, David Patrick.  It is the only high friction, low friction wheel in the
world today.  The Shark Wheel demonstrates low friction properties on hard
surfaces.  It seamlessly rolls on any everyday surface and feels no different
than a circular wheel.  On soft surfaces such as sand or gravel however, the
Shark Wheel transforms into a high friction wheel digging a contact patch
in the shape of a square, thereby increasing its surface area and rolling
effortlessly. The Shark Wheel's advantages do not end there. The patented
Shark Wheel is a perfect fit for most any type of vehicle for transportation.
Shark Wheel is currently in the market or in development in:

-Skateboarding
-Roller Skating
-Scooters
-Luggage
-Central Pivot Irrigation
-Pallet Jacks
-Forklifts
-Wheelchairs
-Hospital Beds
-Ambulance Stretchers
-Casters
-Lawn/Garden Equipment

4sphere - Wind Turbine
COO
October 2011 - December 2016 (5 years 3 months)
Novel water turbine design.
1. Energy Recovery Systems

2. Water Desalination

-Wake turbulence eliminated

-RF signals eliminated

-Vibration eliminated

-Bird/Fish kill eliminated

-No RPM limitation

-Silent

## Z Management - Tennis Company
### President
January 2001 - June 2013 (12 years 6 months)

Los Angeles, CA

Southern California tennis company that offers private lessons, clinics, camps, etc.

## ATP Tour, Inc.
### Professional Tennis Player
January 2000 - August 2011 (11 years 8 months)

Global

I trained every day since I was 12 years old to be a world class tennis player.  I traveled internationally for over a decade reaching a career high of #11 in the United States and #127 in the world.

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# Education

UCLA